EXHIBIT 99.10

March 17, 2020

Consent of Independent Auditor

We hereby consent to the inclusion in this Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2019 of FSD Pharma Inc. (the "Company") of our report dated March 3, 2020 relating to the consolidated financial statements of the Company as at December 31, 2019 and for the year then ended (the "Report"). We also consent to the incorporation by reference of the Report in the Registration Statement on Form F-10 (No. 333-236780) of the Company.

/s/ MNP LLP
MNP LLP Toronto, Ontario, Canada
Chartered Professional Accountants
Licensed Public Accountants